# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amphastar Pharmaceuticals, Inc., CIK 0001297184
CUSIP: 03209R103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11570 SIXTH STREET, Rancho Cucamonga, California (CA), 91730
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-15-009569
Filed by CIK 0001611157

## Reporting persons
- Jack Y. Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 3,899,921; shared voting power 8,624,232; sole dispositive power 3,899,921; shared dispositive power 8,624,232; aggregate amount beneficially owned 12,524,153 (24.8% of the class)
  Comment: The shares set forth in Row 9 include (i) 2,312,948 shares of common stock held of record by Jack Y. Zhang; (ii) 1,586,973 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2024 by Dr. Zhang; (iii) 1,021,492 shares of common stock held of record by Mary Z. Luo, Dr. Zhang's spouse; (iv) 775,061 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2024 by Dr. Luo; and (v) 6,827,679 shares of common stock held of record by Applied Physics & Chemistry Laboratories, Inc., or APCL, of which Dr. Zhang, Dr. Luo and The Bill Luobei Zhang 2004 Irrevocable Trust are the sole owners.
  
  The percentage set forth in Row 11 is based on 48,081,433 shares of the Issuer's common stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Mary Z. Luo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,796,553; shared voting power 10,727,600; sole dispositive power 1,796,553; shared dispositive power 10,727,600; aggregate amount beneficially owned 12,524,153 (24.8% of the class)
  Comment: The shares set forth in Row 9 include (i) 1,021,492 shares of common stock held of record by Mary Z. Luo; (ii) 775,061 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2024 by Dr. Luo; (iii) 2,312,948 shares of common stock held of record by Jack Y. Zhang, Dr. Luo's spouse; (iv) 1,586,973 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2024 by Dr. Zhang; and (v) 6,827,679 shares of common stock held of record by Applied Physics & Chemistry Laboratories, Inc., or APCL, of which Dr. Luo, Dr. Zhang and The Bill Luobei Zhang 2004 Irrevocable Trust are the sole owners.
  
  The percentage set forth in Row 11 is based on 48,081,433 shares of the Issuer's common stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.
- Applied Physics & Chemistry Laboratories, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 6,827,679; shared voting power 0; sole dispositive power 6,827,679; shared dispositive power 0; aggregate amount beneficially owned 6,827,679 (14.2% of the class)
  Comment: Jack Y. Zhang, Mary Z. Luo and The Bill Luobei Zhang 2004 Irrevocable Trust, the sole owners of Applied Physics & Chemistry Laboratories, Inc., or APCL, have shared voting and dispositive power over the shares set forth in Row 9.
  
  The percentage set forth in Row 11 is based on 48,081,433 shares of the Issuer's common stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: Amphastar Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 11570 6th Street Rancho Cucamonga, CA, 91730

## Item 2. Person Filing
Name of person filing:
Jack Y. Zhang
Mary Z. Luo
Applied Physics & Chemistry Laboratories, Inc.
Address of principal business office or, if none, residence:
The address for the principal business office of Dr. Zhang and Dr. Luo is:

c/o Amphastar Pharmaceuticals, Inc.
11570 6th Street
Rancho Cucamonga, California 91730

The address for the principal business office of APCL is:

13760 Magnolia Avenue
Chino, California 91710
Citizenship: Reference is hereby made to the response to item 4 on each of pages 2-4 of this Schedule 13G (this "Schedule"), which responses are incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Reference is hereby made to the responses to items 5-9 of each of pages 2-4 of this Schedule, which responses are incorporated herein by reference.
Percent of class: Reference is hereby made to the response to item 11 on each of pages 2-4 of this Schedule, which responses are incorporated herein by reference.
Sole power to vote or to direct the vote: Reference is hereby made to the response to item 5 on each of pages 2-4 of this Schedule, which responses are incorporated herein by reference.
Shared power to vote or to direct the vote: Reference is hereby made to the response to item 6 on each of pages 2-4 of this Schedule, which responses are incorporated herein by reference.
Sole power to dispose or to direct the disposition: Reference is hereby made to the response to item 7 on each of pages 2-4 of this Schedule, which responses are incorporated herein by reference.
Shared power to dispose or to direct the disposition: Reference is hereby made to the response to item 8 on each of pages 2-4 of this Schedule, which responses are incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated February 5, 2015, by and among Jack Yongfeng Zhang, Mary Ziping Luo and Applied Physics & Chemistry Laboratories, Inc. https://www.sec.gov/Archives/edgar/data/1297184/000110465915009569/a15-4133_1ex99d1.htm filed with the SEC as Exhibit 99.1 to the Schedule 13G on February 12, 2015.

## Signatures
- Jack Y. Zhang: /s/ Jack Y. Zhang, Jack Y. Zhang (02/07/2025)
- Mary Z. Luo: /s/ Mary Z. Luo, Mary Z. Luo (02/07/2025)
- Applied Physics & Chemistry Laboratories, Inc.: /s/ Jack Y. Zhang, Jack Y. Zhang, President (02/07/2025)